Exhibit 1.1

SECOND AMENDMENT TO SALES AGREEMENT

This Second Amendment to Sales Agreement (this “Amendment”) is made and entered into as of September 21, 2026, by and between Myseum.AI, Inc. (formerly known as DatChat, Inc., a Nevada corporation (the “Company”), and The Benchmark Company, LLC (the “Sales Agent”).

RECITALS

WHEREAS, the Company and the Sales Agent entered into that certain Sales Agreement, dated as of February 10, 2025 (the “Sales Agreement”), pursuant to which the Sales Agent agreed to act as the Sales Agent for the at-the-market offering of shares of the Company’s common stock, par value $0.0001 per share, pursuant to a Registration Statement on Form S-3;

WHEREAS, Benchmark and StoneX Financial Inc. (“SFI”) are affiliated companies under StoneX Group Inc., and each is a broker-dealer registered with the U.S. Securities and Exchange Commission (“SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”) and the Securities Investor Protection Corporation (“SIPC”);

WHEREAS, as part of an internal transfer of certain assets and client relationships within the StoneX corporate family, Benchmark assigned all of its rights, interests, and obligations under the Sales Agreement to SFI, effective as of the date of this Amendment, as permitted under Section 13 of the Sales Agreement; and

WHEREAS, the parties desire to amend the Sales Agreement to reflect the substitution of SFI for Benchmark as the Sales Agent thereunder and to update the related notice provisions.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	Definitions. All references to “The Benchmark Company, LLC” as the “Sales Agent” in the Agreement shall hereafter be deemed to refer to StoneX Financial Inc., an SEC-registered broker-dealer and member of FINRA and SIPC (CRD No. 45993). The defined term “Sales Agent” as used in the Agreement shall mean StoneX Financial Inc.

2.	Amendment to Notices (Section 12). All notices, requests, demands, and other communications required or permitted to be given to the Sales Agent under Section 12 of the Sales Agreement shall be delivered to StoneX Financial Inc. at an address to be provided by StoneX Financial in writing to the Company, in lieu of the address of The Benchmark Company, LLC at 230 Park Ave, 10th floor, New York, NY 10169.

3.	Remaining Validity. All other terms and conditions of the Sales Agreement are hereby reaffirmed and remain unchanged and in full force and effect.

4.	Governing Law. This Amendment shall be governed by and construed in accordance with the internal laws of the State of New York, without regard to the conflict of laws principles thereof.

5.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

6.	Effective Date. This Amendment shall be effective as of September 21, 2026.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first written above.

MYSEUM.AI, INC.

By:	/s/ Darin Myman
Name:	Darin Myman
Title:	Chief Executive Officer

The Benchmark Company, LLC

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director

STONEX FINANCIAL INC.

By:	/s/ John J. Borer III
Name:	John J. Borer III
Title:	Senior Managing Director